                  Van Kampen Dynamic Credit Opportunities Fund
                           1221 Avenue of the Americas
                            New York, New York 10020


                                       June 22, 2007


Mr. Larry Greene
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549


      Re:      Van Kampen Dynamic Credit Opportunities Fund
               Registration Statement on Form N-2 (File Nos. 333-141816 and 811-22043)



Dear Mr. Greene:

               In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Van Kampen Dynamic Credit Opportunities Fund hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at noon., Eastern time, on June 26, 2007 or as soon as practical thereafter.

                                    Sincerely,

                                    VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND


                                    By:  /s/  Ronald E. Robison
                                         -------------------------
                                         Ronald E. Robison
                                         President & Principal Executive Officer



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                                                                   June 22, 2007



U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Mr. Larry Greene
Via Facsimile:  202-551-6975

Re: Van Kampen Dynamic Credit Opportunities Fund (the "Fund") Form N-2/A Registration Statement No. 333-141816
         Investment Company Act File No. 811-22043

Dear Mr. Greene:

         Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2/A as filed on May 25, 2007 and the Preliminary Prospectus dated May 25, 2007, began on May 25, 2007 and is expected to conclude at approximately 5:00 p.m., New York City time, on June 26, 2007, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 25,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

         In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 12:00 p.m., New York City time, on June 26, 2007, or as soon as possible thereafter.

                                         Very truly yours,

                                         UBS SECURITIES LLC

                                         On behalf of the several Underwriters

                                         By:  UBS SECURITIES LLC


                                         /s/ John Key
                                          -------------------------------
                                         Name:  John Key
                                         Title: Executive Director